SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2013

ChipMOS TECHNOLOGIES (Bermuda) LTD.

(Translation of Registrant’s Name Into English)

No. 1, R&D Rd. 1, Hsinchu Science Park

Hsinchu, Taiwan

Republic of China

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒            Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐            No   ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ChipMOS TECHNOLOGIES (Bermuda) LTD.
(Registrant)

Date: November 18, 2013	By	/S/ S. J. Cheng
	Name:	S. J. Cheng
	Title:	Chairman & Chief Executive Officer

Contacts: In Taiwan Dr. S.K. Chen ChipMOS TECHNOLOGIES (Bermuda) LTD. +886-6-507-7712 s.k._chen@chipmos.com	In the U.S. David Pasquale Global IR Partners +1-914-337-8801 dpasquale@globalirpartners.com

ChipMOS REPORTS THIRD QUARTER 2013 RESULTS

3Q13 Highlights (as compared to 2Q13):

•	Net Revenue Increased 3.5% to US$172.9 Million from US$167.1 Million

•	Gross Profit Increased to US$38.3 Million from US$25.7 Million

•	Gross Margin Increased to 22.2% from 15.4%

•	Operating Profit Increased to US$27.9 Million from US$20.7 Million

•	Net Earnings of US$0.51 Per Basic Common Share and US$0.49 Per Diluted Common Share Compared to US$0.42 Per Basic Common Share and US$0.41 Per Diluted Common Share

•	Retained Balance of Cash and Cash Equivalents at US$432.0 Million

Hsinchu, Taiwan, November 18, 2013 - ChipMOS TECHNOLOGIES (Bermuda) LTD. (“ChipMOS” or the “Company”) (Nasdaq: IMOS), an industry leading provider of outsourced semiconductor assembly and test services (“OSAT”), today reported unaudited consolidated financial results for the third quarter ended September 30, 2013. All U.S. dollar figures in this release are based on the exchange rate of NT$29.56 against US$1.00 as of September 30, 2013.

Net revenue for the third quarter of 2013 was NT$5,111.9 million or US$172.9 million, an increase of 3.5% from NT$4,939.2 million or US$167.1 million in the second quarter of 2013 and a decrease of 0.5% from NT$5,139.9 million or US$173.9 million for the same period in 2012.

Net income for the third quarter of 2013 was NT$442.5 million or US$15.0 million, and NT$14.97 or US$0.51 per basic common share and NT$14.60 or US$0.49 per diluted common share, as compared to net income for the second quarter of 2013 of NT$358.5 million or US$12.1 million, and NT$12.28 or US$0.42 per basic common share and NT$12.00 or US$0.41 per diluted common share, and compared to net income in the third quarter of 2012 of NT$374.1 million or US$12.7 million, and NT$13.69 or US$0.46 per basic common share and NT$13.28 or US$0.45 per diluted common share.

The unaudited consolidated financial results of ChipMOS for the third quarter ended September 30, 2013 included the financial results of ChipMOS TECHNOLOGIES INC. (“ChipMOS Taiwan”), ChipMOS U.S.A., Inc., ThaiLin Semiconductor Corp. (“ThaiLin”) and MODERN MIND TECHNOLOGY LIMITED and its wholly-owned subsidiary ChipMOS TECHNOLOGIES (Shanghai) LTD.

S.J. Cheng, Chairman and Chief Executive Officer of ChipMOS, said, “Strong third quarter results reflect our continued ability to drive higher utilization of our assembly, bumping and LCD driver capacity, benefit of a favorable customer mix, and successful ongoing operating cost reduction initiatives in our assembly and bumping segments. Revenue increased 3.5% in 3Q13 compared to 2Q13, while our utilization rate increased to 81% from 79% in 2Q13, and 75% in 1Q13. Importantly, our gross margin exceeded the high end of our 3Q13 guidance of 16% to 20%, reaching 22.2% in 3Q13 from 15.4% 2Q13 and 13.9% in 1Q13. We remain confident in our business strategy and growth prospects but do expect to see the impact of typical seasonality in 4Q13 on both our large and small panel LCD businesses. We would expect this to be followed by a resumption of growth in the 1Q14. At the same time, we continue to make significant progress in the Taiwan listing application for our majority-owned subsidiary, ChipMOS TECHNOLOGIES INC. (Gre Tai Securities Market: Ticker 8150) (“ChipMOS Taiwan”), including the recent sale of its shares to meet ownership guidelines of the Taiwan Stock Exchange (“TSE”). We expect shareholders to benefit from our ongoing actions as we work to achieve a higher market valuation.”

S.K. Chen, Chief Financial Officer of ChipMOS, said, “The leverage of our business is clearly evidenced in our results. For the first nine months of 2013, we more than doubled our net income to US$1.31 per diluted share compared to US$0.60 per diluted share in the first nine months of 2012, while revenue level remained relatively unchanged at US$489.6 million compared to US$485.6 million, in 2013 and 2012, respectively. Our 3Q13 gross margin of 22.2% reached the highest level since 4Q07 when we achieved a 24.6% gross margin. Our ability to support customer growth programs in higher margin segments on lower capital expenditures (“CapEx”) has made a significant impact. CapEx in the third quarter were US$34.7 million, as we pulled in some investments planned for 2014 in support of growth opportunities, a strategy we outlined at the end of 2Q13. Depreciation and amortization expenses in 3Q13 came in at US$26.3 million, a US$2.6 million reduction compared to 2Q13. We expect the depreciation and amortization expenses in 4Q13 to be flat as compared to Q313 at approximately US$26 million. We generated free cash flow of US$8.5 million in 3Q13. We exited the third quarter with a balance of cash and cash equivalents of US$432.0 million. This does not fully reflect the Company’s sale of 180 million outstanding shares of ChipMOS Taiwan, which closed on October 3, 2013 and generated net proceeds to the Company of US$119.3 million. Total debt stood at US$281.5 million resulting in decrease of net debt to equity ratio to -33.3% compared to -14.1% in Q213.”

Selected Operation Data

	3Q13		2Q13
Revenue by segment
Testing		22%		24%
Assembly		33%		32%
LCD Driver		25%		25%
Bumping		20%		19%

Utilization by segment
Testing		63%		64%
Assembly		85%		79%
LCD Driver		83%		88%
Bumping		93%		87%
Overall		81%		79%

CapEx	US$	34.7 million	US$	26.1 million
Testing		7%		10%
Assembly		23%		16%
LCD Driver		50%		62%
Bumping		20%		12%

Depreciation and amortization expenses	US$	26.3 million	US$	28.9 million

Condensed consolidated statements of cash flows	Nine months ended Sep. 30, 2013 US$ million	Nine months ended Sep. 30, 2012 US$ million
Net cash generated from (used in) operating activities	145.0	106.7
Net cash generated from (used in) investing activities	(82.2)	(71.7)
Net cash generated from (used in) financing activities	64.5	(25.6)
Effect of exchange rate changes on cash	4.9	(5.1)
Net increase (decrease) in cash and cash equivalents	132.2	4.3
Cash and cash equivalents at beginning of period	299.8	245.1
Cash and cash equivalents at end of period	432.0	249.4

Condensed consolidated statement of comprehensive income	Nine Months ended Sep. 30, 2013 US$ million		Nine Months ended Sep. 30, 2012 US$ million
Net revenue		489.6		485.6
Gross profit		84.9		60.4
Gross margin		17.3%		12.4%
Net income attributable to ChipMOS		39.4		16.8
Earnings per share attributable to ChipMOS - basic	US$	1.35	US$	0.62
Earnings per share attributable to ChipMOS - diluted	US$	1.31	US$	0.60

According to the Rule No. 0990004943 issued by the Financial Supervisory Commission (“FSC”) on February 2, 2010, companies with shares listed on the TSE or traded on the Gre Tai Securities Market or the emerging stock board need to prepare their consolidated financial statements in accordance with the Guidelines Governing the Preparation of Financial Reports by Securities Issuers, the International Financial Reporting Standards (“IFRSs”), the International Accounting Standards, and interpretations as well as related guidance translated by Accounting Research and Development Foundation and issued by the FSC for the year ending December 31, 2013. Therefore, the Company is following its listed subsidiary, ThaiLin, and will prepare its consolidated financial statements for the year ending December 31, 2013 in accordance with IFRSs. The unaudited financial information for this quarter is prepared in accordance with IFRSs. The comparative figures have been presented in accordance with IFRSs for better comparison.

Taiwan Listing Update

As part of the efforts in ensuring success in establishing the eligibility for listing on the TSE of the shares of ChipMOS Taiwan, ChipMOS Bermuda is required to reduce its current ownership interest of 83.4% in ChipMOS Taiwan to 70% or less. As a result, the Company completed the sale of 180 million outstanding common shares of ChipMOS Taiwan at the price of NT$20.0 (US$0.67) per common share on October 3, 2013, generating net proceeds to the Company of US$119.3 million. Approximately 22 million common shares of ChipMOS Taiwan were purchased by the Company’s management and the Board of Directors. Shares purchased by the Company’s management and the Board of Directors are not included for purposes of meeting the foregoing ownership requirement.

In aggregate, the sale reduces the Company’s ownership in ChipMOS Taiwan to approximately 523.4 million common shares, representing approximately 62.1% of the outstanding shares of ChipMOS Taiwan, from a previous holding of approximately 83.4%.

We expect to continue to work towards satisfying the eligibility requirements for listing ChipMOS Taiwan onto the TSE in the second quarter of 2014.

Fourth Quarter 2013 Outlook

The Company expects fourth quarter of 2013 revenue to be approximately 4% to 8% lower than the third quarter of 2013, reflecting the impact of normal seasonality, along with inventory adjustments at a limited number of customers. The Company expects gross margin on a consolidated basis to be in the range of approximately 16% to 20% for the fourth quarter of 2013. The Company anticipates depreciation and amortization expenses for the fourth quarter of 2013 to be approximately US$26 million. Operating expenses are expected to be approximately 6% to 8% of revenues in the fourth quarter of 2013. The Company expects CapEx spending to be approximately US$41 million in the fourth quarter of 2013, with CapEx spending for the full year 2013 to be approximately US$122 million, as it pulls in CapEx that was previously planned for the first half of 2014 in support of growth programs. This acceleration is expected to result in full year 2014 CapEx coming in lower at approximately US$70 million. The total number of the Company’s outstanding common shares at the end of the fourth quarter of 2013 is expected to be approximately 30 million.

Investor Conference Call / Webcast Details

ChipMOS will review detailed third quarter 2013 results on Monday, November 18, 2013 at 8:00AM Eastern Time (9:00PM, Monday, November 18, Taiwan time). The conference call-in number is +1-201-689-8562. A live webcast of the conference call will be available at ChipMOS’ website at http://www.chipmos.com. The playback is scheduled to be available in 2 hours after the conclusion of the conference call and will be accessible by dialing +1-858-384-5517, with confirmation ID number 10000560.

About ChipMOS TECHNOLOGIES (Bermuda) LTD.:

ChipMOS TECHNOLOGIES (Bermuda) LTD. (“ChipMOS” or the “Company”) (NASDAQ: IMOS) (http://www.chipmos.com) is an industry leading provider of semiconductor testing and assembly services. With advanced facilities in Hsinchu and Southern Taiwan Science Parks in Taiwan and Shanghai, ChipMOS and its subsidiaries provide testing and assembly services to a broad range of customers, including leading fabless semiconductor companies, integrated device manufacturers and independent semiconductor foundries. The Company’s majority-owned subsidiary, ChipMOS Taiwan, is listed on Taiwan’s emerging stock board of the Gre Tai Securities Market under Stock Ticker 8150.

Forward-Looking Statements

Certain statements contained in this announcement may be viewed as “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company’s most recent Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the “SEC”) and in the Company’s other filings with the SEC.

- FINANCIAL TABLES FOLLOW BELOW -

ChipMOS TECHNOLOGIES (Bermuda) LTD.

UNAUDITED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

For the Three Months Ended Sep. 30, Jun. 30, 2013 and Sep. 30, 2012

Figures in Million of U.S. dollars (USD) (1)

Except for Per Share Amounts and Shares Outstanding

	3 months ended
	Sep. 30, 2013	Jun. 30, 2013	Sep. 30, 2012
	USD	USD	USD
Net Revenue	172.9	167.1	173.9
Cost of Revenue	134.6	141.4	141.6

Gross Profit	38.3	25.7	32.3

Other Income	1.4	9.3	0.9
Operating Expenses
Research and Development	4.6	4.8	4.7
Sales and Marketing	1.1	0.9	0.6
General and Administrative	6.0	6.4	5.5
Other Operating Expenses	0.1	2.2	0.0

Total Operating Expenses	11.8	14.3	10.8

Income (Loss) from Operations	27.9	20.7	22.4

Non-Operating Income (Expenses), Net	(3.0)	0.5	(4.4)

Income (Loss) before Income Tax	24.9	21.2	18.0

Income Tax Benefit (Expense)	(5.4)	(6.5)	(2.3)

Net Income (Loss)	19.5	14.7	15.7

Add: Net Loss (Income) Attributable to Non-controlling Interests	(4.5)	(2.6)	(3.0)

Net Income (Loss) Attributable to ChipMOS - Basic	15.0	12.1	12.7

Other Comprehensive Income (Loss)
Exchange Differences on Translating Foreign Operations	(0.2)	0.3	(0.4)

Total Other Comprehensive Income (Loss)	(0.2)	0.3	(0.4)

Total Comprehensive Income (Loss)	14.8	12.4	12.3

Earnings (Loss) Per Share Attributable to ChipMOS - Basic	0.51	0.42	0.46

Shares Outstanding (in thousands) - Basic	29,554	29,197	27,327

Net Income (Loss) Attributable to ChipMOS - Diluted	15.0	12.1	12.7

Earnings (Loss) Per Share Attributable to ChipMOS - Diluted	0.49	0.41	0.45

Shares Outstanding (in thousands) - Diluted	30,306	29,884	28,175

Note:

(1)	All U.S. dollar figures in this release are based on the exchange rate of NT$29.56 against US$1.00 as of Sep. 30, 2013. The convenience translation should not be construed as representations that the NT dollar amounts have been, or could be in the future be, converted into US dollars at this or any other exchange rate.

ChipMOS TECHNOLOGIES (Bermuda) LTD.

UNAUDITED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

For the Three Months Ended Sep. 30, Jun. 30, 2013 and Sep. 30, 2012

Figures in Million of NT dollars (NTD)

Except for Per Share Amounts and Shares Outstanding

	3 months ended
	Sep. 30, 2013	Jun. 30, 2013	Sep. 30, 2012
	NTD	NTD	NTD
Net Revenue	5,111.9	4,939.2	5,139.9
Cost of Revenue	3,977.5	4,179.2	4,185.9

Gross Profit	1,134.4	760.0	954.0

Other Income	40.4	275.5	27.3
Operating Expenses
Research and Development	137.2	141.8	137.6
Sales and Marketing	33.8	26.8	18.4
General and Administrative	176.5	187.9	162.8
Other Operating Expenses	1.9	64.4	0.5

Total Operating Expenses	349.4	420.9	319.3

Income (Loss) from Operations	825.4	614.6	662.0

Non-Operating Income (Expenses), Net	(89.9)	14.0	(131.4)

Income (Loss) before Income Tax	735.5	628.6	530.6

Income Tax Benefit (Expense)	(158.9)	(192.6)	(67.4)

Net Income (Loss)	576.6	436.0	463.2

Add: Net Loss (Income) Attributable to Non-controlling Interests	(134.1)	(77.5)	(89.1)

Net Income (Loss) Attributable to ChipMOS - Basic	442.5	358.5	374.1

Other Comprehensive Income (Loss)
Exchange Differences on Translating Foreign Operations	(4.5)	9.4	(11.6)

Total Other Comprehensive Income (Loss)	(4.5)	9.4	(11.6)

Total Comprehensive Income (Loss)	438.0	367.9	362.5

Earnings (Loss) Per Share Attributable to ChipMOS - Basic	14.97	12.28	13.69

Shares Outstanding (in thousands) - Basic	29,554	29,197	27,327

Net Income (Loss) Attributable to ChipMOS - Diluted	442.5	358.5	374.1

Earnings (Loss) Per Share Attributable to ChipMOS - Diluted	14.60	12.00	13.28

Shares Outstanding (in thousands) - Diluted	30,306	29,884	28,175

ChipMOS TECHNOLOGIES (Bermuda) LTD.

UNAUDITED CONSOLIDATED STATEMENT OF FINANCIAL POSITION

As of Sep. 30, Jun. 30, 2013 and Sep. 30, 2012

Figures in Million of U.S. dollars (USD) (1)

	Sep. 30, 2013	Jun. 30, 2013	Sep. 30, 2012
	USD	USD	USD
ASSETS
Non-Current Assets
Long-Term Investments	0.4	0.4	1.3
Property, Plant & Equipment-Net	416.8	408.9	434.9
Other Non-Current Assets	12.9	17.4	25.4

Total Non-Current Assets	430.1	426.7	461.6

Current Assets
Cash and Cash Equivalents	432.0	375.1	249.4
Accounts and Notes Receivable	143.5	145.2	150.9
Inventories	50.3	56.8	60.5
Other Financial Assets	10.1	6.6	11.5
Other Current Assets	15.6	12.0	16.9

Total Current Assets	651.5	595.7	489.2

Total Assets	1,081.6	1,022.4	950.8

EQUITY AND LIABILITIES
EQUITY
Shareholders’ Equity
Issued Capital	1.3	1.3	1.3
Capital Surplus	410.0	394.8	387.6
Retained Earnings (Accumulated Losses)	45.7	35.2	12.2
Treasury Stock	(19.7)	(19.7)	(34.2)
Other Equity	14.7	14.8	14.1

Total Shareholders’ Equity Attributable to ChipMOS	452.0	426.4	381.0

Noncontrolling Interests	228.2	142.7	135.7

Total Equity	680.2	569.1	516.7

LIABILITIES
Non-Current Liabilities
Long-Term Loans	143.5	184.3	213.3
Other Non-Current Liabilities	15.8	16.0	12.3

Total Non-Current Liabilities	159.3	200.3	225.6

Current Liabilities
Short-Term Loans	51.1	47.4	19.8
Accounts Payable and Payables to Contractors and Equipment Suppliers	44.2	49.3	52.3
Current Portion of Long-Term Debts	86.9	83.1	74.5
Other Current Liabilities	59.9	73.2	61.9

Total Current Liabilities	242.1	253.0	208.5

Total Liabilities	401.4	453.3	434.1

Total Liabilities & Equity	1,081.6	1,022.4	950.8

Note:

(1)	All U.S. dollar figures in this release are based on the exchange rate of NT$29.56 against US$1.00 as of Sep. 30, 2013. The convenience translation should not be construed as representations that the NT dollar amounts have been, or could be in the future be, converted into US dollars at this or any other exchange rate.

ChipMOS TECHNOLOGIES (Bermuda) LTD.

UNAUDITED CONSOLIDATED STATEMENT OF FINANCIAL POSITION

As of Sep. 30, Jun. 30, 2013 and Sep. 30, 2012

Figures in Million of U.S. dollars (NTD)

	Sep. 30, 2013	Jun. 30, 2013	Sep. 30, 2012
	NTD	NTD	NTD
ASSETS
Non-Current Assets
Long-Term Investments	11.6	11.6	39.1
Property, Plant & Equipment-Net	12,321.2	12,088.6	12,854.2
Other Non-Current Assets	380.3	515.6	750.4

Total Non-Current Assets	12,713.1	12,615.8	13,643.7

Current Assets
Cash and Cash Equivalents	12,770.3	11,088.4	7,372.3
Accounts and Notes Receivable	4,242.0	4,292.3	4,462.1
Inventories	1,486.9	1,678.3	1,788.5
Other Financial Assets	299.1	196.2	338.5
Other Current Assets	462.0	353.9	499.4

Total Current Assets	19,260.3	17,609.1	14,460.8

Total Assets	31,973.4	30,224.9	28,104.5

EQUITY AND LIABILITIES
EQUITY
Shareholders’ Equity
Issued Capital	39.4	39.3	39.7
Capital Surplus	12,119.1	11,669.1	11,456.1
Retained Earnings (Accumulated Losses)	1,349.7	1,040.8	361.3
Treasury Stock	(581.7)	(581.7)	(1,012.6)
Other Equity	433.4	436.8	417.0

Total Shareholders’ Equity Attributable to ChipMOS	13,359.9	12,604.3	11,261.5

Noncontrolling Interests	6,746.9	4,218.4	4,010.3

Total Equity	20,106.8	16,822.7	15,271.8

LIABILITIES
Non-Current Liabilities
Long-Term Loans	4,240.6	5,449.7	6,305.0
Other Non-Current Liabilities	468.5	472.2	362.7

Total Non-Current Liabilities	4,709.1	5,921.9	6,667.7

Current Liabilities
Short-Term Loans	1,509.5	1,400.9	585.9
Accounts Payable and Payables to Contractors and Equipment Suppliers	1,309.1	1,458.7	1,545.3
Current Portion of Long-Term Debts	2,568.3	2,456.5	2,202.8
Other Current Liabilities	1,770.6	2,164.2	1,831.0

Total Current Liabilities	7,157.5	7,480.3	6,165.0

Total Liabilities	11,866.6	13,402.2	12,832.7

Total Liabilities & Equity	31,973.4	30,224.9	28,104.5